UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.

(Name of Subject Corporation (issuer))

Celestica Inc. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Subordinate Voting Shares
(Title of Class of Securities)

15101Q108
(CUSIP Number of Class of Securities)

Celestica Inc.
Attention: Executive Vice President, Chief Legal and Administrative Officer
844 Don Mills Road

Toronto, Ontario, Canada M3C 1V7

(416) 448-2211
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Lynn Toby Fisher, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY  10022
(212) 836-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$175,000,000	$23,870

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $175,000,000 an aggregate of up to 25,000,000 subordinate voting shares of Celestica Inc. at a purchase price of not more than $8.00 and not less than $7.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$23,870
	Form or Registration No.:	Schedule TO
	Filing Party:	Celestica Inc.
	Date Filed:	October 29, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒.

Introduction

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on October 29, 2012 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed on November 6, 2012 (“Amendment No. 1”), by Amendment No. 2 to the Schedule TO filed on November 19, 2012 (“Amendment No. 2”) and by Amendment No. 3 to the Schedule TO filed on December 4, 2012 (“Amendment No. 3”) by Celestica Inc., a corporation organized under the laws of the province of Ontario (“Celestica” or the “Corporation”).  The Schedule TO relates to the offer by Celestica, to the holders of its subordinate voting shares (the “Shares”), to purchase up to an aggregate amount of US$175,000,000 of Shares at a price of not more than US$8.00 per Share and not less than US$7.00 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2012 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Offer Documents.”

This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information in the Offer Documents, including all schedules and annexes thereto, which were previously filed with the Schedule TO, the information in Amendment No. 1, the information in Amendment No. 2 and the information in Amendment No. 3 is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On December 7, 2012, Celestica Inc. issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern time, on December 3, 2012. A copy of the press release is filed as Exhibit (a)(8) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(8)      Press Release issued by Celestica Inc. on December 7, 2012.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 29, 2012 and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release announcing commencement of Offer, dated October 29, 2012.

(a)(6)**	Press release announcing waiver of a condition, dated November 16, 2012.

(a)(7)***	Press release announcing the termination of the Offer, dated December 4, 2012.

(a)(8)	Press release announcing the final results of the Offer, dated December 7, 2012.

(b)(1)

Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders. (1)

(b)(2)*

First Amendment to Sixth Amended and Restated Revolving Term Credit Agreement, dated January 14, 2011, between: Celestica Inc., the subsidiaries of Celestica Inc. specified therein as Designated Subsidiaries, CIBC World Markets, as Joint Lead Arranger, RBC Capital Markets, as Joint Lead Arranger and Co-Syndication Agent, Canadian Imperial Bank of Commerce, a Canadian Chartered Bank, as Administrative Agent, Banc of America Securities LLC, as Co-Syndication Agent and the financial institutions named in Schedule A, as lenders, dated February 28, 2011.

(d)(1)*	Coattail Agreement, dated June 29, 1998, between Onex Corporation, Celestica Inc. and Montreal Trust Company of Canada.

(d)(2)	Amended and Restated Celestica Inc. Long-Term Incentive Plan. (2)

(d)(3)*	Directors’ Share Compensation Plan (2008)

(d)(4)	Manufacturer’s Services Limited Second Amended and Restated Non-Qualified Stock Option Plan, as amended. (3)

(d)(5)	Manufacturer’s Services Limited 2000 Non-Employee Director Stock Option Plan, as amended. (3)

(d)(6)	Manufacturer’s Services Limited 2000 Non-Qualified Stock Option Plan. (3)

(d)(7)	Manufacturer’s Services Limited 2000 Equity Incentive Plan, as amended. (3)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO on October 29, 2012.
**	Previously filed with Amendment No. 2 on November 19, 2012.
***	Previously filed with Amendment No. 3 on December 4, 2012.
(1)	Incorporated by reference to Annual Report on Form 20-F filed March 24, 2011.
(2)	Incorporated by reference to Annual Report on Form 20-F filed March 23, 2010.
(3)	Incorporated by reference to Registration Statement on Form S-8 filed March 15, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elizabeth L. DelBianco
Name:	Elizabeth L. DelBianco
Title:	Executive Vice President, Chief Legal and Administrative Officer
Date:	December 7, 2012